JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

December 10, 2025

Mr. Jay Williamson

Branch Chief

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Truth Social Funds (File Nos. 333-29289 and 811-08255)

Dear Mr. Williamson:

This letter provides the response of Truth Social Funds (the “Trust” or the “Registrant”) to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to Practus, LLP, on a call on November 21, 2025. The comments relate to Post-Effective Amendment (“PEA”) No. 96 to the registration statement of the Trust, which was filed on September 10, 2025, under Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”). PEA 96 was filed to register shares of five new series of the Trust: Truth Social American Security & Defense ETF, Truth Social American Next Frontiers ETF, Truth Social American Icons ETF, Truth Social American Energy Security ETF, and Truth Social American Red State REITs ETF (each a “Fund” and collectively, the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

General Comments

•	Please file this comment response letter on EDGAR such that the Staff has at least five business days to review.

•	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.

•	The Registrant is responsible for the adequacy and accuracy of the disclosures in the filing and Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	Prior to the effectiveness of the subsequent amendment, please complete any missing or bracketed information contained in PEA 96.

Response: The Trust acknowledges the points made above in the “General Comments.”

1.	Comment: It appears that the Trust has not made any filings since 2015. The Staff also

Mr. Jay Williamson

U.S. Securities and Exchange Commission

December 10, 2025

notes that all prior series of the Trust are labeled “inactive” in EDGAR. Please supplementally provide to us the Trust activity history including:

1. when any series was active since January 2015 and when such series became inactive;

2. whether the Trust or any series of the Trust had any shareholders or shares outstanding at any time since January 1, 2015);

3. whether the Trust had any filing obligations with the SEC during this period and how they were met; and

4. whether the Trust conducted any business activities during that period.

Response:    The Trust confirms that since February 2015, when the last active series were reorganized from the Trust, the Trust has not had any active portfolio series until the current Funds were established as series of the Trust. The Registrant did not file an N-8F to deregister. The Trust is not aware of any filing obligations with the SEC that have existed since February 2015 until the current funds have been established, and the Trust filed the PEA. The Trust further confirms that other than various organizational-related filings with the state authorities in Ohio and Maryland, the Trust has not conducted any business activities since early 2015.

As noted above, the Registrant did not to file an Application for Deregistration of Certain Registered Investment Companies on Form N-8F. The Registrant’s administrator has been seeking business opportunities for the Registrant and had not identified any candidates until the current circumstances.

In 2025, the Registrant was reorganized from a Maryland corporation to a new Ohio business trust (the current “Trust”). A meeting of the Registrant’s board was held on October 25, 2025, at which point, among other things, new trustees of the Trust were put in place and the Funds were officially established and designated as series of the Trust. The Trust intends to file its Amended and Restated Agreement and Declaration of Trust and Bylaws as exhibits to its next post-effective amendment to be filed under Rule 485(b).

2.	Comment: With regard to the name of the Trust, the Staff notes that the name of the Registrant contains “Truth Social.” The Staff also notes the existence of a social media site with the name Truth Social. Please supplementally explain the relationship between the Registrant and the Funds on the one hand, and that third-party, Truth Social, on the other. In your response, please address issues including advisory status, trademark rights, licensing or sponsorship agreements, etc. Please also note that any such licensing or sponsorship agreements may be required to be filed as an exhibit to the Trust’s registration statement.

If no relationship exists, please remove the reference to Truth Social from the Fund names or supplementally explain why the use of that term in the Trust’s and the Funds’ names would not be materially misleading. If a relationship exists, please note certain disclosure items and exhibit requirements may apply. As examples, please see Item 15. “Fund History”, Item 17. “Management of the Fund” (particularly paragraphs a.3., b.7

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Mr. Jay Williamson

U.S. Securities and Exchange Commission

December 10, 2025

and b.8), Item 18. “Control Persons”, Item 19. “Investment Advisory and Other Services” (particularly paragraphs C through E, and H), and Items 28 and 29 should be reviewed and their disclosure implications considered. Please ensure that your response contains enough factual and legal discussion to enable the Staff to understand how you arrived at your conclusion that disclosure requirements were met.

Response: Trump Media & Technology Group Corp. (“TMTG”) is the operator of the Truth Social media platform, the Truth+ streaming platform, and the Truth.Fi FinTech brand incorporating America First investment vehicles. TMTG has licensed to Yorkville America Equities, LLC (the “Adviser”) the rights to certain of its intellectual property assets, including the “Truth Social” name for its branded investment products, including the Funds and Underlying Indexes and the name of the Trust.

The Adviser to the Registrant has considered the disclosure obligations noted in your comments and has confirmed that it believes that the Registrant satisfied the disclosure requirements of Form N-1A, including the disclosure items referenced by the Staff above.

All Series

Information About the Truth Social™ - Yorkville™ American Security & Defense Index

3.	Comment: The Staff notes in the second sentence the reference to the parenthetical “25% for existing components.” Please explain what the term “existing components” means. Please also supplementally explain why the Advisor believes holding companies deriving only 25% or 20% (in the third sentence) revenues from the “national defense and security industries” would be appropriate given this Fund’s name.

Response: The Registrant has revised the disclosure in response to the Staff’s comments, including revising the term “existing components” to “existing constituents in the Underlying Index.”

The requirement that companies must derive at least 25% (or 20% for existing constituents in the Underlying Index) relates to the Underlying Index secondary geographic screening and not to the primary screening of revenues derived from “national defense and security industries”, which is related to the Fund’s name.

4.	Comment: Clarify how the index selects individual securities from this universe. Please supplementally provide the indexes white paper explaining its methodology. Also, for each index ETF please supplementally provide us with its anticipated top ten holdings, including company name, index weight and a brief discussion of how each company meets the index criteria.

Response: The Registrant has revised the disclosure in response to the Staff’s comments. The Registrant has supplementally provided the white paper and the top ten holdings for four of the Underlying Indexes. The white paper and top ten holdings for the fifth index will be provided as soon as it is finalized.

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Mr. Jay Williamson

U.S. Securities and Exchange Commission

December 10, 2025

5.	Comment: The Staff notes the sixth sentence in the same paragraph: “[The Underlying Index] also applies 1792 Exchange screening.” Supplementally please explain how 1792 Exchange develops and implements these ratings. To the extent it exercises discretion in providing such ratings for companies to be included in the index, please explain why such activities would not constitute investment advice.

Response: The 1792 Exchange is a nonprofit organization that evaluates publicly traded companies for “Corporate Bias Risk” by assessing whether a company engages in, or is likely to engage in, conduct perceived as discriminatory on the basis of political or religious viewpoints. Its analysis is based on six published criteria: (i) whether the company has denied service to customers, suppliers, or vendors based on political or religious beliefs or has corporately boycotted, divested from, or sanctioned regions, groups, or industries; (ii) whether charitable-giving policies, including employee-matching programs, discriminate against organizations based on viewpoint or religious belief; (iii) whether employment policies fail to protect against discrimination based on political affiliation, political views, or religion; (iv) whether the company uses its corporate reputation to support ideological causes or organizations hostile to freedom of religion or speech; (v) whether the company uses corporate funds to advance ideological causes or policies hostile to freedom of religion or speech; and (vi) whether corporate political contributions are used for ideological, non-business purposes in a manner that may restrict freedom of religion or speech. Companies are assigned ratings of “Lower,” “Medium,” or “High” risk—designated by green, yellow, or red indicators, respectively—based on their overall performance across these criteria.

The 1792 Exchange’s methodology is rules-based and transparent, and the resulting indicators are intended to provide information on corporate engagement in the ideological activities described above. The organization does not recommend, suggest, or opine regarding whether any company is an appropriate investment, and its outputs relate solely to company policies and conduct—not to financial characteristics, valuation, expected returns, or other investment considerations.

The Underlying Index is likewise fully rules-based and does not utilize the 1792 Exchange’s overall “risk ratings” when determining eligibility or constituent selection. Instead, the Index receives factual data points from the 1792 Exchange relating to specific screened activities (as enumerated in the Appendix to the Index Guide) and applies objective, binary inclusion/exclusion rules based solely on whether those activities are present. No element of the Index methodology relies on any judgment by the 1792 Exchange as to investability, and the 1792 Exchange exercises no discretion in determining whether a company may be included in the Index.

6.	Comment: The Staff notes the sentence later in the same paragraph that states” Companies not covered by the 1792 Exchange are eligible,” Please clarify how the Underlying Index applies 1792 Exchange screening as compared to this sentence (“Companies not covered by the 1792 Exchange are eligible, and missing data is

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Mr. Jay Williamso

U.S. Securities and Exchange Commissio

December 10, 2025

assumed not to disqualify inclusion”) which appears to indicate that screening is not necessary.

Response: To the Staff’s point regarding the sentence: “Companies not covered by the 1792 Exchange are eligible,” the following clarifications apply:

a.	Coverage-Limited Screening. The Index applies 1792 Exchange screening only where data exists. If the 1792 Exchange has not collected information on a company, the methodology treats the company as having no disqualifying information on that specific criterion. This is disclosed in the methodology and is consistent with the Index’s fully transparent rules-based approach.

b.	No Discretion. Because the Index screens only on observable factual data received from the 1792 Exchange and does not incorporate 1792’s judgment-based ratings or any supplemental analysis, the use of such information does not involve the 1792 Exchange providing investment advice or making investment determinations.

c.	Due Diligence and Transparency. The Index Provider has performed due diligence on the 1792 Exchange and believes its data-collection approach to be transparent and quantitative, further supporting that the information is purely factual and not advisory in nature.

In this way, 1792 Exchange data is one of several objective data sources used to apply bright-line eligibility screens. The Index Provider alone determines inclusion or exclusion pursuant to the published methodology, and the 1792 Exchange plays no role in portfolio design, security selection, or investment recommendation.

The Registrant has revised the disclosure in response to the Staff’s comments.

7.	Comment: The Staff notes that this Information about the Index paragraph is very long and dense. Please consider using separate paragraphs and white space to make details more readable. Also consider moving some of these details to Item 9 disclosure.

Response: The Registrant has revised the disclosure in response to the Staff’s comments to make the section more readable.

8.	Comment: The Staff notes the reference to “free float factor of at least 10%” in the Information about the Index section, explain briefly what a free float factor is.

Response: The free-float factor is the amount of outstanding shares available for trading by the general public without restriction. The Registrant has revised the disclosure in response to the Staff’s comments.

9.	Comment: The Staff notes the thirteenth sentence in this same paragraph: “No single security may exceed 8% of the index, and progressively lower caps apply to subsequent largest securities.” Please clarify the meaning of “progressively lower caps.

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Mr. Jay Williamso

U.S. Securities and Exchange Commission

December 10, 2025

 Response: The Registrant has revised the disclosure in response to the Staff’s comments.

Principal Risks of Investing in the Fund

10.	Comment: In light of the Fund’s strategy to focus on these sectors and industries consider moving Sector Risk and Industry Focus Risk to a more prominent location in the risk factor section.

Response: The Registrant has revised the disclosure in response to the Staff’s comments.

11.	Comment: On EDGAR page 37, in the sub-section titled: Industry Focus Risk - Digital Asset Sector Risk, the Staff notes in the third paragraph, the use of the term “digital asset exchanges.” Please do not refer to such trading platforms as “exchanges” to avoid confusion with regulated national securities exchanges.

Response: The Registrant has revised the disclosure in response to the Staff’s comments.

12.	Comment: On EDGAR page 23, in the sub-section titled: Industry Focus Risk – Nuclear Energy Companies Risk, the Staff notes this is the only risk factor in this section for the American Energy Security ETF. Please supplementally confirm that the Nuclear Energy Company Risk is the only industry risk to which the Fund will be significantly exposed.

Response: The Registrant has revised the disclosure in response to the Staff’s comments.

13.	Comment: On EDGAR page 27 in the section titled: Information About the MarketVector™-iREIT® Red REITs Index, the strategy section states that “Underlying Index is designed to track the performance of Real Estate Investment Trusts (“REITs”) that derive the majority of their revenues from states that voted for a Republican presidential candidate.” Please clarify the threshold for determining if a state voted for the Republican candidate. For example, is there a vote percentage threshold, is it based on majority, electors, or other criteria.

Response: The Registrant has revised the disclosure in response to the Staff’s comments.

Management

14.	Comment: The Staff notes the advisor was organized in 2025. With a view to potential risk disclosure, please advise in correspondence whether the Adviser has experience managing similar strategies in pooled vehicles or otherwise. In your response, please also discuss the Adviser’s resources, systems, research capabilities and personnel.

Response: While Yorkville Advisors Global (an affiliate of the Advisor) manages pooled investment vehicles, those strategies are different than those of the Funds.

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Mr. Jay Williamson

U.S. Securities and Exchange Commission

December 10, 2025

Yorkville Advisors Global, LP (“YA Global”), an SEC-registered investment adviser, is an affiliate of the Adviser and serves as investment manager to a range of offshore and onshore private pooled investment vehicles. The Adviser’s senior management and investment oversight team—comprised of the same core principals and owners who lead YA Global—collectively bring decades of experience in portfolio management, structured financing, securities law, risk management, and regulatory compliance.

Through its affiliation with YA Global, the Adviser benefits from an established institutional infrastructure, including robust investment-research processes, compliance and risk-monitoring systems, proprietary analytics, and experienced operational personnel. This shared platform provides the Adviser with the operational resources, technology, expertise, and personnel necessary to manage pooled investment vehicles with strategies requiring similar levels of investment discipline, trading oversight, and regulatory compliance.

While YA Global has extensive experience managing pooled investment vehicles, the strategies historically managed by YA Global differ from those of the Funds. Nonetheless, the Adviser believes its access to the broader platform’s capabilities meaningfully enhances its ability to operate and supervise the Funds’ activities consistent with applicable legal, operational, and fiduciary standards.

15.	Comment: Please briefly clarify what sub-advisory services the sub-advisor will be providing to the Fund.

Response: The Registrant has revised the disclosure in response to the Staff’s comments, including adding a new risk disclosure titled “New Adviser Risk” for each Fund.

16.	Comment: Item 28, (Exhibits). The Staff notes several material agreements, governing documents, and the legality opinion have not been filed. Please confirm that these will be filed with the 485B filing and provide us copies as soon as possible.

Response: The Registrant confirms that the material agreements, governing documents and legal opinions required by Item 28 of Form N-1A will be filed with the 485B filing. Also, as requested, we have provided the Staff via a separate email, copies of the Trust’s Amended and Restated Agreement and Declaration of Trust and Bylaws.

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Mr. Jay Williamson

U.S. Securities and Exchange Commission

December 10, 2025

17.	Comment: Please ensure that the 485B is signed by all parties required by Form N-1A.

Response: The Registrant confirms that the 485B filing will be signed in accordance with the requirement of Form N-1A.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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